SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                 Initial Filing


                                CenturyLink, Inc.
            ________________________________________________________
                                (Name of Issuer)


                                  Common Stock
            _______________________________________________________
                        (Title of Class and Securities)

                                   156700106
            _______________________________________________________

                     (CUSIP Number of Class of Securities)

                               O. Mason Hawkins
                             Chairman of the Board
                                     and
                             Andrew R. McCarroll
                               General Counsel

                      Southeastern Asset Management, Inc.
                        6410 Poplar Avenue, Suite 900
                             Memphis, TN  38119
                               (901) 761-2474
         ___________________________________________________________

         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)


                              February 14, 2019
                  ___________________________________________
                        (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: [X]









CUSIP No. 156700106                                             13D
_____________________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     Southeastern Asset Management, Inc.      I.D. No. 62-0951781
_____________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
_____________________________________________________________________________
(3)  SEC USE ONLY
_____________________________________________________________________________
(4)  SOURCE OF FUNDS
     00:  Funds of investment advisory clients
_____________________________________________________________________________
(5)  CHECK BOX IF DISCOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                  [ ]
_____________________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Tennessee
_____________________________________________________________________________
                                   :(7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :      23,527,706 shares
OWNED BY EACH REPORTING PERSON     __________________________________________
WITH                               :(8) SHARED OR NO VOTING POWER

                                   :      40,347,155 shares (Shared)
                                   :       3,528,318 shares (No Vote)
                                   __________________________________________
                                   :(9) SOLE DISPOSITIVE POWER
                                        (Discretionary Accounts)
                                   :      32,870,809 shares
                                   __________________________________________
                                   :(10) SHARED DISPOSITIVE POWER

                                   :      34,532,370 shares (Shared)
                                   :               0 shares (None)
_____________________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       67,403,179 shares
_____________________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES
_____________________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       6.2 %
_____________________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IA
_____________________________________________________________________________





CUSIP No.  156700106                                     13D
_____________________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     O. Mason Hawkins                         I.D. No. XXX-XX-XXXX
_____________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
_____________________________________________________________________________
(3)  SEC USE ONLY
_____________________________________________________________________________
(4)  SOURCE OF FUNDS
     00:  None
_____________________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              [ ]
_____________________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Citizen of United States
_____________________________________________________________________________

                                   :(7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     __________________________________________
WITH                               :(8) SHARED VOTING POWER

                                   :    None
                                   __________________________________________
                                   :(9) SOLE DISPOSITIVE POWER

                                   :    None
                                   __________________________________________
                                   :(10) SHARED DISPOSITIVE POWER

                                   :    None
_____________________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       None (See Item 3)
_____________________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES [ ]
_____________________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.0 %
_____________________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IN
_____________________________________________________________________________




Item 1.  Security and Issuer

          The class of equity security to which this statement on Schedule 13D relates is the Common Stock (the "Securities") of CenturyLink, Inc., a Louisiana corporation (the "Issuer" or the "Company"). The Issuer has its principal executive offices located at 100 CenturyLink Drive, Monroe, Louisiana 71203.


Item 2.  Identity and Background

          Subparagraphs (a), (b), and (c). This statement is being filed by Southeastern Asset Management, Inc. ("Southeastern"), an investment advisor registered with the Securities & Exchange Commission under the Investment Advisers Act of 1940, as amended. The address of its principal office is 6410 Poplar Avenue, Suite 900, Memphis, Tennessee 38119. Southeastern serves as an investment advisor to various individual clients, institutions including qualified retirement plans), endowment funds and to Longleaf Partners Fund, Longleaf Partners Small-Cap Fund, and Longleaf Partners
Global Fund, series of Longleaf Partners Funds Trust, a registered investment company organized as a Massachusetts business trust and having four series or portfolios. Longleaf Partners Fund, Longleaf Partners Small-Cap Fund, and Longleaf Partners Global Fund may be reached c/o Southeastern Asset Management, Inc., 6410 Poplar Avenue, Suite 900, Memphis, Tennessee 38119.

          The Securities of the Issuer reported in Item 5 herein were acquired on behalf of the investment advisory clients of Southeastern Asset Management, Inc., including the Longleaf Partners Funds under sole or shared discretionary authority granted Southeastern. None of the Securities are owned by or on behalf of Southeastern or by any of its directors or officers, or any Trustees or officers of Longleaf.

       This statement is also being filed by Mr. O. Mason Hawkins, Chairman of the Board of Southeastern, in the event he could be deemed to be an indirect beneficial owner of the Securities reported by Southeastern through the exercise of voting control and/or dispositive power over the Securities as the result of his official positions or ownership of voting securities of Southeastern. Neither Southeastern nor Mr. Hawkins owns any Securities for its or his own account and each disclaims beneficial interest in any of the Securities reported herein.

         (d) During the last five years, neither Southeastern nor the Longleaf Partners Funds, nor Mr. Hawkins has been convicted in any criminal proceeding.

          (e) During the last five years, neither Southeastern nor the Longleaf Partners Funds, nor Mr. Hawkins has been a party to any civil or administrative proceeding involving any alleged violations of any securities laws.

          (f) Southeastern is a corporation organized and existing under the laws of the State of Tennessee; Longleaf Partners Funds Trust, of which the Longleaf Partners Funds are a series, is a Massachusetts business trust. Mr. Hawkins is a citizen of the United States. The names, business addresses, and principal occupations of each director and executive officer of Southeastern, and each Trustee of the Longleaf Partners Funds are set forth in Schedule I.


Item 3.  Source and Amount of Funds or Other Consideration

       The respective investment advisory clients of Southeastern used approximately $1,086,659,813 in the aggregate to purchase the Securities reported in this filing. All assets used to purchase Securities were assets of these respective clients and none were assets of Southeastern. In addition, none of the proceeds used to purchase the Securities were provided through borrowings of any nature.


Item 4.  Purpose of Transaction

	    The Securities reported in this filing have been purchased and held for investment purposes on behalf of client accounts over which Southeastern has either sole or shared discretionary investment or voting power. Southeastern may purchase additional Securities on behalf of clients in the future, or may sell all or a part of the current holdings of the Securities.

          Southeastern is engaged in the business of investment management of its clients' assets and pursues an investment philosophy of identifying undervalued situations and acquiring positions in undervalued companies on behalf of its clients. In pursuing this investment philosophy, Southeastern analyzes the operations, capital structure and markets of companies in which its clients invest and continuously monitors the business operations of such companies through analysis of financial statements and other public documents, through discussions with knowledgeable industry observers, and with management of such companies, often at management's invitation.

          Southeastern qualifies as an institution which may elect to file securities ownership reports required by the Securities Exchange Act of 1934 on
Schedule 13G and, as a routine matter, Southeastern utilizes Schedule 13G for its reporting of the ownership positions held by its investment advisory clients. As a result of investment analysis or the occurrence of events, Southeastern may desire to participate in discussions with the particular portfolio company's management or with third parties about significant matters in which Southeastern may suggest possible courses of action to assist in building corporate intrinsic value per share or to cause the Company's true economic value to be recognized. In such situations, Southeastern may elect to convert a filing on Schedule 13G to a filing on Schedule 13D in order to be more active in corporate governance and management matters, and to have the ability to enter into discussions with third parties concerning proposed corporate transactions of a significant nature.

       In this situation Southeastern is switching from a filing on Schedule 13G to 13D as we have more direct conversations with the Company about adding directors to the board. Southeastern believes that the dividend cut was not the best way to address balance sheet concerns, so will seek to add directors who not only bring fiber and network expertise but who also have deep financial expertise.

       Southeastern believes that the Company's fiber assets are extremely undervalued in the stock market, especially considering the metrics which entities such as infrastructure funds and cable companies have paid in recent private transactions for fiber assets. Therefore Southeastern intends to talk to such infrastructure funds, to cable companies, and to any other verticals who are heavy users of fiber networks but may want to own such networks or parts of them.

       In light of such private market interest, we believe the preferred way to improve the balance sheet should be through asset sales. Southeastern seeks to add directors who will bring expertise to such discussions. If asset sales are more likely in the intermediate term than the short-term, then Southeastern believes that separate target stocks should be considered for the fiber network business and for the Consumer business. Such target stocks, or tracking stocks, would highlight the value in the two disparate parts of CenturyLink, would provide a path towards eventual actual separation of these segments, and would add capital allocation flexibility for the Company.

       Southeastern is very supportive of Jeff Storey and his team operationally, and only seeks to affect and improve the Company's capital allocation decision making.

       We may from time to time and at any time in the future, depending on various factors, take such actions with respect to our investment in the Securities as we deem appropriate at the time including, but are not limited to: (i) acquiring additional Securities and/or other equity, debt, notes, other securities, including but not limited to derivative or other instruments that are based upon or relate to the value of the Securities in the open market, through private transactions or otherwise; (ii) disposing of any or all of the Securities in the open market, through private transactions or otherwise; (iii) entering into agreements or understandings with other shareholders or stakeholders of CenturyLink with respect to the voting, holding and/or disposition of Securities; or (iv) proposing or considering any one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule
13D. To obtain the flexibility to discuss various alternatives, including any of the actions or transactions enumerated in clauses a through j of Item 4 of
Schedule 13D, with the Issuer's management or with third parties, Southeastern is converting its ownership filing on Schedule 13G to a filing on Schedule 13D.


Item 5.  Interest In Securities Of The Issuer

          (a) The aggregate number and percentage of Securities to which this
Schedule 13D relates is 67,403,179 shares of the common stock of the Issuer, constituting approximately 6.2% of the 1,080,659,270 shares outstanding.

                          Common       % of outstanding
                          Shares         Common Shares
                           Held
___________________________________________________________________
Voting Authority

Sole:                 23,527,706              2.2%
Shared:               40,347,155*             3.7%
None:                  3,528,318              0.3%

Total                 67,403,179              6.2%

 *Consists of shares owned by Longleaf Partners Fund, Longleaf Partners Small-Cap Fund, and Longleaf Partners Global Fund, series of Longleaf Partners Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940, and other advisory clients.

Dispositive Authority

Sole:                   32,870,809             3.0%
Shared:                 34,532,370*            3.2%
None:                            0             0.0%

Total                   67,403,179             6.2%

 *Consists of shares owned by Longleaf Partners Fund, Longleaf Partners Small-Cap Fund, and Longleaf Partners Global Fund a series of Longleaf Partners Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940, and other advisory clients.

          (b) Southeastern generally has the sole power to dispose of or to direct the disposition of the Securities held for discretionary accounts of its investment clients, and may be granted the sole power to vote or direct the vote of such Securities; such powers may be retained by or shared with the respective clients for shared or non-discretionary accounts. Shares held by any Series of Longleaf Partners Funds Trust are reported in the "shared" category.

          (c) Purchase or sale transactions in the Securities during the past sixty days are disclosed on Schedule II.

          (d) The investment advisory clients of Southeastern have the sole right to receive and, subject to notice, to withdraw the proceeds from the sale of the Securities, and the sole power to direct the receipt of dividends from any of the Securities held for their respective accounts. Such clients may also terminate the investment advisory agreements without penalty upon appropriate notice. Southeastern does not have an economic interest in any of the Securities reported herein.

          (e) Not applicable.


Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

          The powers of disposition with respect to Securities owned by discretionary private accounts of Southeastern are established in written investment advisory agreements between clients and Southeastern, which are entered into in the normal and usual course of the business of Southeastern as a registered investment advisor and which are generally applicable to all securities purchased for the benefit of each such discretionary private account. There are no special or different agreements relating to the Securities of the Issuer.

          The written investment advisory agreements with clients generally do not contain provisions relating to borrowing of funds to finance the acquisition of the Securities, acquisition of control, transfer of securities, joint ventures, or any of the other transactions listed in the instructions to Item 6 of Schedule 13D other than voting of proxies.
In connection with voting, Southeastern may be allowed or directed to vote the proxies received by accounts classified as "discretionary" or "shared" accounts; such authority is generally retained by the clients for accounts classified as "non-discretionary".


Item 7.  Material to be Filed as an Exhibit

Schedule I. Information with Respect to Directors and Officers of Southeastern Asset Management, Inc., and the Longleaf Partners Funds.

Schedule II.  Securities transactions in the last 60 days.



                            Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 19, 2019


                              Southeastern Asset Management, Inc.

                              By  /s/ Andrew R. McCarroll
                              _______________________________________________
                              Andrew R. McCarroll
                              General Counsel

                              O. Mason Hawkins, Individually

                                /s/ O. Mason Hawkins
                              _______________________________________________



                       Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Initial Schedule 13D with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Initial Schedule 13D. In evidence thereof, the undersigned hereby execute this Agreement as of February 19, 2019.


                              Southeastern Asset Management, Inc.

                              By  /s/ Andrew R. McCarroll
                              _______________________________________________
                              Andrew R. McCarroll
                              General Counsel

                              O. Mason Hawkins, Individually

                                /s/ O. Mason Hawkins
                              _______________________________________________

                                  SCHEDULE I
                      Information with Respect to Executive
                              Officers and Directors

     The following information is disclosed for each of the directors and executive officers of Southeastern: name; business address; and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is Southeastern Asset Management, Inc. (or its affiliates), having its principal executive offices located at 6410 Poplar Ave., Suite 900, Memphis, Tennessee 38119. Each individual identified below is a citizen of the United States.

    To the knowledge of management of Southeastern, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he/she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

                SOUTHEASTERN ASSET MANAGEMENT, INC.
Directors

O. Mason Hawkins, CFA: Chairman of the Board of Southeastern Asset Management, Inc.; Trustee and Co-Portfolio Manager of Longleaf Partners Funds.

G. Staley Cates, CFA: Director and Vice Chairman of Southeastern Asset Management, Inc.; Co-Portfolio Manager Longleaf Partners Funds.

Ross Glotzbach, CFA: Director and Chief Executive Officer of Southeastern Asset Management, Inc.; Co-Portfolio Manager of Longleaf Partners, Small-Cap and Global Funds.

Josh Shores, CFA: Director of Southeastern Asset Management, Inc.; Co-Portfolio Manager of Longleaf Partners International Fund.

Steve Fracchia: Director and Chief Operating Officer of Southeastern Asset Management, Inc.

Other Officers

Brandon Arrindell, CFA       Principal
Jim Barton, Jr., CFA         Head of Portfolio Risk Management, Principal
Ryan S. Hocker, CPA          Global Funds Treasurer
J. Isaac Byrd                Head of Portfolio Compliance
Scott Cobb                   Principal
Deborah Craddock, CFA  	     Principal
Michael Johnson              Trader
Lee B. Harper                Principal
Lowery H. Howell, CFA	     Principal
Steve McBride		     Assistant General Counsel
Andrew R. McCarroll          General Counsel, Principal
Gwin Myerberg		     Global Head of Client Relations, Principal
W. Douglas Schrank	     Principal
Ken Siazon                   Principal
Gary M. Wilson, CFA	     Principal
Michael J. Wittke            Chief Compliance Officer



                         LONGLEAF PARTNERS FUNDS

       The following information is disclosed for each of the directors and executive officers of Longleaf Partners, Small-Cap and Global Funds: name; address; and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Each individual identified below is a citizen of the United States. The address of each individual for purposes of correspondence is c/o Southeastern Asset Management, Inc., 6410 Poplar Avenue, Suite 900, Memphis, Tennessee 38119.

To the knowledge of management of Longleaf Partners, Small-Cap and Global Funds during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws

Trustees

O. Mason Hawkins, CFA: Chairman of the Board of Southeastern Asset Management, Inc.; Trustee and Co-Portfolio Manager of Longleaf Partners Funds.

Chadwick H. Carpenter, Jr.: Trustee of Longleaf Partners Funds; private
Investor.

Margaret H. Child: Trustee of Longleaf Partners Funds; private investor.

Daniel W. Connell, Jr.: Trustee of Longleaf Partners Funds; private investor.

Kent A. Misener: Trustee of Longleaf Partners Funds; CEO, President and Chief Investment Officer, VeraPath Global Investing, LLC.

Steven N. Melnyk: Trustee of Longleaf Partners Funds; private investor and consultant.

C. Barham Ray: Trustee of Longleaf Partners Funds; private investor and consultant.

Perry Steger: Chairman of the Board, Longleaf Partners Funds; President, Steger & Bizzell Engineering, Inc.









                           SCHEDULE II
               Transactions in the Last Sixty Days

Transaction Type      Date      # of Shares      Price per Share*


Sale                 12/17/18          380          $16.61
Sale                 12/17/18        2,000          $16.61
Sale                 12/17/18        1,714          $16.61
Sale                 12/17/18        6,572          $16.61
Sale                 12/17/18        5,064          $16.61
Sale                 12/17/18        6,318          $16.61
Sale                 12/17/18       13,587          $16.61
Sale                 12/18/18          504          $16.52
Sale                 12/18/18       10,714          $16.52
Sale                 12/18/18       41,715          $16.52
Sale                 12/18/18       31,908          $16.52
Sale                 12/18/18       12,429          $16.52
Sale                 12/18/18        1,087          $16.51
Sale                 12/18/18       80,563          $16.52
Sale                 12/19/18        2,536          $16.21
Sale                 12/19/18       17,000          $16.22
Sale                 12/19/18        5,000          $16.22
Sale                 12/19/18       70,000          $16.21
Sale                 12/19/18       57,710          $16.21
Purchase             12/20/18       84,102          $15.78
Sale                 12/20/18       56,047          $15.74
Sale                 12/20/18       26,243          $15.51
Sale                 12/20/18       27,000          $15.51
Sale                 12/20/18       15,000          $15.51
Sale                 12/20/18       72,857          $15.51
Sale                 12/20/18      220,847          $15.52
Purchase             12/26/18       35,324          $14.93
Purchase             12/26/18        1,971          $14.93
Sale		     12/27/18      141,232          $14.92
Purchase             01/16/19       21,073          $16.18
Purchase             01/31/19          980          $15.19
Sale                 01/31/19       84,102          $15.01
Sale                 01/31/19        7,926          $15.01
Sale                 01/31/19       25,000          $15.01
Sale                 01/31/19       13,000          $15.01
Sale                 01/31/19       15,000          $15.01
Sale                 01/31/19        2,700          $15.01
Purchase             01/31/19          237          $15.29
Purchase             01/31/19      650,950          $15.19
Purchase             02/01/19    1,337,000          $15.25
Purchase             02/01/19        1,000          $15.28
Purchase             02/01/19        1,000          $15.25
Purchase             02/01/19        2,000          $15.28
Purchase             02/01/19      347,602          $15.28
Purchase             02/01/19      235,500          $15.25
Purchase             02/01/19      846,273          $15.28
Purchase             02/04/19        2,991          $15.08
Purchase             02/04/19          312          $15.19
Purchase             02/04/19      894,109          $15.08
Purchase             02/04/19       93,388          $15.19
Purchase             02/05/19      200,000          $14.94
Purchase             02/15/19        9,919          $13.11
Purchase             02/15/19          690          $13.12
Sale                 02/15/19        2,000          $13.49
Sale                 02/15/19        3,000          $13.49
Sale                 02/15/19        2,000          $13.49
Sale                 02/15/19        1,000          $13.49
Sale                 02/15/19        3,000          $13.49
Sale                 02/15/19        2,000          $13.49
Sale                 02/15/19        1,000          $13.49
Sale                 02/15/19        2,000          $13.49
Sale                 02/15/19        3,628          $13.49
Purchase             02/15/19       27,281          $13.11
Purchase             02/15/19        1,896          $13.12









Sales and Purchases by Southeastern clients in the ordinary course of business on the New York Stock Exchange or through Electronic
Communication Networks (ECNs). In addition to the above transactions, on February 1, 2019, a client of Southeastern terminating its advisory relationship removed 1,459,448 shares from Southeastern's discretion.



* Net of commissions














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SCHEDULE 13D - CenturyLink, Inc. ("Issuer")

1